EXHIBIT 12.1

Swift Energy Company

Computation of Ratio of Earnings to Fixed Charges

	Twelve Months Ended December 31,
	2007	2008	2009	2010	2011
GROSS G&A	73,453	86,212	69,987	73,268	87,826
NET G&A	34,182	38,673	34,046	36,359	45,362
INTEREST EXPENSE, NET	28,082	31,079	30,663	33,437	35,566
RENTAL & LEASE EXPENSE	2,952	2,947	3,973	5,181	5,642
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES AND CHANGE IN ACCOUNTING PRINCIPLE	244,556	(412,758)	(64,617)	74,308	135,104
CAPITALIZED INTEREST	9,545	8,037	6,107	7,408	7,667

CALCULATED DATA
EXPENSED OR NON-CAPITAL G&A (%)	46.54%	44.86%	48.65%	49.62%	51.65%
NON-CAPITAL RENT EXPENSE	1,374	1,322	1,933	2,571	2,914
1/3 NON-CAPITAL RENT EXPENSE	458	441	644	857	971
FIXED CHARGES	38,085	39,557	37,414	41,702	44,204
EARNINGS	273,096	(381,238)	(33,310)	108,602	171,641
RATIO OF EARNINGS TO FIXED CHARGES	7.17	—	—	2.60	3.88

For purposes of calculating the ratio of earnings to fixed charges, fixed charges include interest expense, capitalized interest, amortization of debt issuance costs and discounts, and that portion of non-capitalized rental expense deemed to be the equivalent of interest. Earnings represents income before income taxes and cumulative effect of change in accounting principle before interest expense, net, and that portion of rental expense deemed to be the equivalent of interest. Due to the $754.3 million non-cash charge incurred in the fourth quarter of 2008, and the $79.3 million non-cash charge incurred in the first quarter of 2009, both caused by a write-down in the carrying value of oil and gas properties, 2008 earnings were insufficient by $420.8 million, and 2009 earnings were insufficient by $70.7 million, to cover fixed charges in these periods.